

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
(t) 914-921-7793
(f) 914-921-5384
(e) dgoldman@gabelli.com

April 7, 2015

Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West
Suite 400
San Antonio, TX 78257

Re: Annual Meeting of Shareholders to be held April 9, 2015

Dear Mr. Biglari:

A representative of GAMCO Asset Management Inc. ("GAMCO") plans on attending the Biglari Holdings Inc.'s ("Biglari" or the "Company") 2015 Annual Meeting of Shareholders with legal proxies.

GAMCO previously contacted the Company on February 20, 2015, and again on March 19, 2015, to be informed as to Biglari's decision regarding the voting of the 216,913 shares of Biglari's Common Stock held by The Lion Fund, L.P. (the "Lion Shares").

We have not yet received any response from you and unless we receive a written response setting forth Biglari's agreement to abstain from voting the Lion Shares, GAMCO does not intend to support the slate of directors proposed by Biglari.

Sincerely,

David Goldman
General Counsel

DG:gm